                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1 )*

                        Greater Atlantic Financial Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   391601 10 1
          ------------------------------------------------------------
                                 (CUSIP Number)

             George W. Murphy, Jr., Muldoon Murphy & Faucette LLP,
      5101 Wisconsin Avenue N.W., Washington, D.C. 20016 (202) 686-4901
--------------------------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 March 20, 2002
       ------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13(d)-1(e), 240.13d- 1(f) or 240.13d-1(g), check
the following box |_|.


                                                               SEC 300 (07-98)

                                  SCHEDULE 13D

CUSIP No.  391601 10 1

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

       Charles W. Calomiris individually and Charles W. Calomiris as Personal Representative of the Estate of William Calomiris.
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a) |X| While there are multiple Personal Representatives, the Estate is a single entity and is not acting in concert with any other person.
--------------------------------------------------------------------------------
   3   SEC USE ONLY
--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*
               PF
--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
                   U.S.A.
--------------------------------------------------------------------------------
                       7   SOLE VOTING POWER
      NUMBER OF
       SHARES              67,284 shares
    BENEFICIALLY    ------------------------------------------------------------
      OWNED BY         8   SHARED VOTING POWER
        EACH
      REPORTING            406,095 shares (not including 36,667 shares of common
       PERSON              stock subject to the exercise of warrants and 211,492
        WITH               shares of common stock subject to the conversion of
                           convertible preferred securities)
                    ------------------------------------------------------------
                       9   SOLE DISPOSITIVE POWER

                           67,284 shares
                    ------------------------------------------------------------
                       10  SHARED DISPOSITIVE POWER

                           406,095 shares (not including 36,667 shares of common stock subject to the exercise of warrants and 211,492 shares of common stock subject to the conversion of convertible preferred securities on or after 60 days from the Date of Event)
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       721,538 shares (including 36,667 shares of common stock subject to the exercise of warrants and 211,492 shares of common stock subject to the conversion of convertible preferred securities)
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES      /_/
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);
                   22.1%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
                   IND
--------------------------------------------------------------------------------

Item 1.     SECURITY AND ISSUER.
            --------------------

            No change.

Item 2.     IDENTITY AND BACKGROUND.
            ------------------------

            No change.

Item 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
            --------------------------------------------------

As of the date hereof, Charles W. Calomiris, individually and as one of the Personal Representatives of the Estate of William Calomiris (hereinafter referred to as (the "Reporting Persons") owns 473,379 shares of common stock, presently has exercisable warrants to purchase an additional 36,667 shares of common stock and has 211,492 shares of common stock subject to the conversion of convertible preferred securities. The convertible preferred securities were purchased from Greater Atlantic Financial Corp. (the "Issuer") on March 20, 2002 in a subscription rights offering.

The aggregate cost of the common stock owned by the Reporting Persons as of the date hereof was approximately $512,258, excluding the 379,395 shares of common stock and 36,667 warrants that were acquired as a result of the death of William Calomiris. The convertible preferred securities were purchased for $1,480,000. Except as hereinafter indicated, the funds used by the Reporting Persons to purchase the common stock and the convertible preferred securities have been, and it is expected that funds used by him to purchase additional shares of common stock if additional shares are purchased by him (See Item 4, hereof), will be personal funds of the Reporting Persons.

Item 4.     PURPOSE OF TRANSACTION.
            -----------------------

            No change.

Item 5.     INTEREST IN SECURITIES OF THE ISSUER

(a) As of the date hereof, the Reporting Persons own shares of common stock, exercisable warrants and convertible preferred securities to purchase common stock, which constitutes approximately 22.1% of the 3,260,593 shares which he believes to be the total number of shares of common stock presently outstanding plus the number of shares that may be acquired within 60 days by exercise of the warrants and conversion of the convertible preferred securities.

(b) The Reporting Persons has sole power to vote and dispose of the common stock owned by him.

(c) Information with respect to all transactions in common stock effected by the Reporting Persons during the 60-day period ended March 20, 2002, is set forth as follows:

            The Reporting Persons purchased 148,000 convertible preferred securities from the Issuer in a subscription rights offering on March 20, 2002 for $1,480,000. The convertible preferred securities are convertible into 211,492 shares of common stock.

Item 6.     CONTRACT ARRANGEMENTS. UNDERSTANDING OR
            ----------------------------------------
            RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
            ------------------------------------------------------

            No change.

Item 7.     MATERIAL TO BE FILED AS EXHIBITS.
            ---------------------------------

            None.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is correct.



Date:  April 8, 2002                            /s/ Charles W. Calomiris
                                                -----------------------------
                                                Charles W. Calomiris